UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2015

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania		19104
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (215) 243-9000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 11, 2015, Independence Realty Trust, Inc., a Maryland corporation (“IRT”), Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT OP (“OP Merger Sub” and collectively with IRT, IRT OP and IRT LP LLC, the “IRT Buyer Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Trade Street Residential, Inc. (“TSRE”) and Trade Street Operating Partnership, L.P. (the “Operating Partnership” and, together with TSRE, the “TSRE Parties”). The Merger Agreement and the transactions contemplated thereby were approved by IRT’s Board of Directors.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement,

• OP Merger Sub will be merged with and into the Operating Partnership (the “Partnership Merger”) at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), whereupon the separate existence of the OP Merger Sub will cease and the Operating Partnership will be the surviving entity and a wholly-owned subsidiary of IRT OP; and

• TSRE will be merged with and into IRT LP LLC (the “Company Merger” and collectively with the Partnership Merger, the “Merger”) at the effective time of the Company Merger (the “Company Merger Effective Time”), whereupon the separate existence of TSRE will cease and IRT LP LLC will be the surviving entity and a wholly-owned subsidiary of IRT.

At the Company Merger Effective Time, each share of common stock of TSRE, par value $0.01 per share (the “TSRE Common Stock”), issued and outstanding immediately prior to the Company Merger Effective Time will be converted automatically into the right to receive, subject to certain adjustments, the following consideration (the “Share Merger Consideration”):

• an amount in cash equal to $3.80 (provided that IRT may elect prior to the closing of the Merger to increase the per share cash amount up to $4.56) (such cash amount, the “Per Share Cash Amount”), and

• a number of shares of IRT’s common stock equal to the quotient determined by dividing (i) $7.60 less the Per Share Cash Amount, by (ii) $9.25, and rounding the result to the nearest 1/10,000 (the “Exchange Ratio”).

It is intended that the Company Merger be treated as a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. In the event that the tax free status of the Company Merger would potentially be compromised because the aggregate cash consideration to be paid in the Company Merger (based on the Per Share Cash Amount determined by IRT) is greater than 60% of the value of the aggregate Share Merger Consideration, then the Company has the right, subject to the terms and conditions of the Merger Agreement, to elect to terminate the Merger

Agreement, proceed with the Merger as a taxable transaction or, in the event IRT has selected a Per Share Cash Amount greater than $3.80, have the Per Share Cash Amount and Exchange Ratio adjusted such that the aggregate cash consideration to be paid in the Company Merger is equal to 60% of the value of the aggregate Share Merger Consideration.

At the Partnership Merger Effective Time, each unit of limited partnership interest of the Operating Partnership (each a “Company OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time and owned by a party other than TSRE or one of its subsidiaries will be converted automatically into the right to receive the following consideration:

•	an amount in cash equal to the Per Share Cash Amount; and

•	a number of common units (“OP Units”) of limited partnership interest in IRT OP equal to the Exchange Ratio.

In connection with the Merger, each share of TSRE Common Stock subject to vesting or other forfeiture conditions that remains unvested or subject to forfeiture conditions shall, at the Company Merger Effective Time, automatically become fully vested and free of such forfeiture conditions and shall be considered an outstanding share of TSRE Common Stock for all purposes, including with respect to the right to receive the Share Merger Consideration.

The TSRE Parties and the IRT Buyer Parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, TSRE’s covenant not to solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction, furnish non-public information relating to an alternative transaction, change the TSRE Board of Directors’ recommendation to the TSRE stockholders or enter into an agreement with respect to an alternative transaction.

IRT will be permitted to pay its regular monthly dividend (including a pro-rated dividend for any partial month ending on the date the Merger is consummated) in an amount not to exceed $0.06 per share of IRT Common Stock per month. TSRE will be permitted to pay its regular quarterly dividend (including a pro-rated dividend for any partial quarter ending on the date the Merger is consummated) in an amount not to exceed $0.095 per share of TSRE Common Stock per quarter.

The Merger is subject to customary closing conditions including, among other things, (1) the approval of the issuance of shares of IRT common stock in connection with the Merger by the affirmative vote of a majority of the votes cast by holders of IRT’s common stock entitled to vote on the matter, (2) the approval of the Merger by the affirmative vote of holders of TSRE’s Common Stock representing a majority of the votes entitled to be cast on the matter, (3) the absence of any law, injunction, judgment, order or ruling prohibiting the Merger, (4) the accuracy of the representations and warranties made by the parties (subject to customary materiality qualifications), (5) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (6) the delivery of tax opinions related to each of TSRE’s and IRT’s status as a REIT, (7) the delivery of tax opinions that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (8) the receipt of lock-up agreements from Senator Investment Group, LP (“Senator”) and Monarch Alternative Capital LP (“Monarch”) in favor of IRT and (9) the absence of a material adverse effect on either party prior to the closing.

IRT has received an executed debt financing commitment letter from Deutsche Bank AG New York Branch (“DBNY”) for a loan facility, the proceeds of which will provide for funds to consummate the transactions contemplated by the Merger Agreement. The consummation of the Merger is not subject to a financing condition.

The Merger Agreement contains certain termination rights for the IRT Buyer Parties and TSRE, including, without limitation, the ability of TSRE to terminate the Merger Agreement if the Board of Directors of TSRE makes an adverse recommendation change with respect to the Merger, and in such event to reimburse IRT for its expenses incurred in connection with the Merger up to a maximum amount of $5 million. TSRE also has the ability to terminate the Merger Agreement if it receives a takeover proposal that the Board determines constitutes a superior proposal and TSRE is not in breach of the non-solicitation provisions of the Merger Agreement. In connection with the termination of the Merger Agreement for such reason and under other specified circumstances, TSRE will be required to pay a termination fee of $12 million to the IRT Buyer Parties. The Merger Agreement also provides that the IRT Buyer Parties will be required to pay TSRE a reverse termination fee of $25 million under specified circumstances set forth in the Merger Agreement. As described above, TSRE also has the right to terminate the Merger Agreement if the aggregate amount of cash consideration to be paid in the Company Merger would exceed 60% of the total Share Merger Consideration. TSRE may also terminate the Merger Agreement if the 20-day average price per share of IRT common stock as of the date of the Merger Agreement through the date five days prior to closing of the Merger declines 15% or more than the MSCI US REIT Index over the same period.

In addition, the parties to the Merger Agreement have the right, prior to termination of the agreement, to seek specific performance of the other party, including the right of TSRE to seek to require the IRT Buyer Parties to consummate the Merger if the conditions to closing of the Merger have been satisfied.

The Merger Agreement provides for Richard Ross and Mack Pridgen to become members of IRT’s Board of Directors upon consummation of the Merger. Each of Messrs. Ross and Pridgen is currently a member of the Board of Directors of, and Mr. Ross is Chief Executive Officer of, TSRE.

Deutsche Bank Securities Inc. (“DBSI”) delivered to the Board of Directors of IRT an opinion that the consideration to be paid by the IRT Buyer Parties pursuant to the Merger Agreement is, as of the date of such opinion, fair, from a financial point of view, to IRT, subject to the assumptions and limitations set forth in such opinion.

Concurrently with the execution of the Merger Agreement, funds and accounts managed by each of Senator and Monarch, respectively holding approximately 25% and 23% of TSRE’s Common Stock as of May 10, 2015, entered into a voting agreement (in the case of Senator, the “Senator Voting Agreements,” and in the case of Monarch, the “Monarch Voting Agreement”) with IRT pursuant to which, among other things, each of Senator and Monarch agreed to (i) vote its shares of TSRE’s Common Stock in favor of approval of the Merger and (ii) comply with certain restrictions on the disposition of such shares, subject to the terms and conditions contained therein. Additionally, in connection with the execution of the Merger Agreement, RAIT Financial Trust (“RAIT”), the parent of the external advisor to IRT and the holder of approximately 23% of IRT’s common stock as of the date hereof, entered into a voting agreement (the “RAIT Voting Agreement,” and together with the Senator Voting Agreements and the Monarch Voting Agreement, the “Voting Agreements”) with TSRE pursuant to which, among other things, RAIT agreed to vote its shares of IRT’s common stock in favor of approval of the Merger. In addition, each of Senator and Monarch entered into lock-up agreements in favor of IRT (the “Lock-Up Agreements”), in satisfaction of one of the closing conditions for the Merger. Pursuant to the Lock-Up Agreements, subject to certain exceptions, Senator and Monarch will be subject to restrictions on the sale of shares of IRT common stock for a period of 180 days following the closing of the Merger.

The foregoing description of the Merger, the Merger Agreement, the Voting Agreements and the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and the Voting Agreements, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, each of which is incorporated into this Current Report on Form 8-K by reference.

It is not intended to provide any other factual or financial information about IRT, TSRE, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; were solely for the benefit of the parties to the Merger Agreement; have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of IRT, TSRE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by IRT and TSRE. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the parties and the Merger that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus forming a part of the registration statement on Form S-4 that IRT will file in order to register the shares of IRT Common Stock to be issued in connection with the Merger, as well as in the other filings that each of IRT and TSRE make with the SEC.

Debt Commitment Letter

In connection with its entry into the Merger Agreement, IRT received a commitment letter (the “Debt Commitment Letter”) from DBNY and DBSI, pursuant to which, subject to the terms and conditions set forth therein, DBNY has committed to lend to IRT or its affiliates up to $500 million through a senior secured term loan credit facility (the “Facility”). DBSI will act as lead arranger and bookrunner for the Facility. Proceeds advanced under the Facility will be used by IRT to finance the cash portion of the Merger consideration, to refinance certain outstanding indebtedness of TSRE and its affiliates and to pay costs, fees and expenses related to the Merger.

DBSI has been engaged by IRT to act as IRT’s exclusive financial advisor in connection with the transactions contemplated by the Merger Agreement. DBSI and/or its affiliates has engaged in, and may in the future engage in, investment banking services for IRT and for RAIT, in the ordinary course of its business, including acting as underwriter in connection with public offerings of IRT’s securities and RAIT’s securities. DBSI has received, or may in the future receive, customary fees and commissions for these transactions. In addition, DBSI and/or its affiliates may in the future engage in investment banking services for other affiliates of IRT and RAIT in the ordinary course of their business for which they may receive customary fees and commissions. DBSI, DBNY and the lenders providing the Facility have received, or may in the future receive, customary fees for these transactions. DBSI and DBNY are affiliates.

The foregoing description of the Debt Commitment Letter and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference

Item 3.02	Unregistered Sales of Equity Securities.

This information in Item 1.01 above is incorporated into this Item 3.02 by reference.

Each holder of an OP Unit will have the right to cause IRT OP to redeem its OP Units for cash equal to the value of an equivalent number of shares of IRT common stock or, at IRT’s option, by issuing one share of IRT common stock for each OP Unit redeemed. Any shares of IRT common stock issuable in such a redemption would be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided for in Section 4(a)(2) of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the method IRT intends to use to finance the cash portion of the Merger consideration and certain actions to be taken by IRT in connection with the closing of the Merger. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger, (iii) the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the TSRE

Stockholder Approval or the IRT stockholder approval, or the failure to satisfy other conditions to completion of the Merger, (iv) risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger, (v) the effect of the announcement of the proposed merger on IRT’s or TSRE’s relationships with their respective customers, tenants, lenders, operating results and businesses generally, (vi) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (vii) availability of financing and capital, (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses, (ix) maintenance of REIT Status, (x) the performance of TSRE’s portfolio and IRT’s portfolio, and (xi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by IRT and TSRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. We do not undertake any duty to update any forward-looking statements contained herein.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between IRT and TSRE. In connection with this proposed business combination, IRT and/or TSRE may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document IRT and/or TSRE may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IRT AND TRADE STREET ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of TSRE and/or IRT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or TSRE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtreit.com or by contacting IRT’s Investor Relations Department by email at aviroslav@irtreit.com or by phone at +1-215-243-9000. Copies of the documents filed with the SEC by TSRE will be available free of charge on TSRE’s internet website at http://www.tradestreetresidential.com or by contacting TSRE’s Investor Relations Department by email at ir@trade-street.com or by phone at +1-786-248-6099.

Participants in Solicitation

IRT, TSRE, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16,

2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of TSRE is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP.

10.1	Commitment Letter of Deutsche Bank AG New York Branch and Independence Realty Trust, Inc., dated May 11, 2015.

10.2	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Intermediate Fund LP.

10.3	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Fund LP.

10.4	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, MCP Holdings Master LP, Monarch Capital Master Partners II LP, P Monarch Recovery Ltd and Monarch Alternative Solutions Master Fund Ltd.

10.5	Voting Agreement, dated as of May 11, 2015, by and between Trade Street Residential, Inc. and RAIT Financial Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

May 11, 2015	By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 11, 2015, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, LP, Adventure Merger Sub LLC, IRT Limited Partner, LLC, Trade Street Residential, Inc. and Trade Street Operating Partnership, LP.

10.1	Commitment Letter of Deutsche Bank AG New York Branch and Independence Realty Trust, Inc., dated May 11, 2015.

10.2	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Intermediate Fund LP.

10.3	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Senator Global Opportunity Fund LP.

10.4	Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, MCP Holdings Master LP, Monarch Capital Master Partners II LP, P Monarch Recovery Ltd and Monarch Alternative Solutions Master Fund Ltd.

10.5	Voting Agreement, dated as of May 11, 2015, by and between Trade Street Residential, Inc. and RAIT Financial Trust.